ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

February 25, 2015	Nathan D. Briggs T +1 202 626 3909 F +1 202 383 9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Chad D. Eskildsen

Re:	DoubleLine Opportunistic Credit Fund (the “Trust”) File Nos. 333-175891 and 811-22592

Dear Mr. Eskildsen:

This letter responds to the request made via email on February 2, 2015 regarding the staff’s (the “Staff”) comment on the Trust’s annual report to shareholders for the period ended September 30, 2014 (the “Annual Report”), which was filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2014.

In connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comment made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comment does not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comment as an affirmative defense in any action or proceeding by the Commission or any person.

The Staff requested that a written response to the comment be provided via EDGAR correspondence. Accordingly, the Staff’s comment on the Annual Report and the Trust’s response thereto are set forth below.

1.            Comment: High interest rates on certain inverse floating rate securities – The Staff noted that five securities designated as “inverse floating rate” securities were reported within the Annual Report as having interest rates exceeding 20%. The Staff requested that the Trust confirm that the interest rates reported are accurate and provide an explanation as to why the rate is so high compared to other inverse floating rate securities in the portfolio (roughly 5% to 6%).

            Name / Par Value / Interest Rate

•	Residential Accredit Loans, Inc. Series 2007-QS6-A2 / 695,882 / 54.30% (“RALI”)
•	FHLMC Series 3211-SI / 1,828,097 / 27.02%
•	FHLMC Series 3905-SC / 1,174,966 / 21.98%
•	FNMA Series 2010-109-BS / 332,945 / 53.30%
•	FNMA Series 2012-16-BS / 205,972 / 42.46%

         Response: The Trust confirms that the interest rates for the securities listed above were accurate as filed. The Trust notes that these inverse floating rate securities were structured with a higher coupon, as one tranche of a larger issuance. Using the RALI security as an example, the Trust owns the A2 tranche that has a

- 2 -	February 25, 2015

coupon of 54%. Other tranches in that issuance have different coupons and characteristics. For example, the A1 tranche of the RALI pays a much lower coupon of 0.498%.

* * * * *

We believe that this submission fully responds to your comment. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell

     Ms. Susan Nichols

     Mr. Keith T. Kirk

     Timothy W. Diggins, Esq.

     Jeremy C. Smith, Esq.